

DIVISION OF
CORPORATION FINANCE

April 8, 2009

<u>Via Mail and Fax</u>

Donald H. Nonnenkamp
Vice President and Chief Financial Officer
LaBarge, Inc.
9900 Clayton Road
St. Louis, MO 63124

> **RE:**   **LaBarge, Inc.**
> **Form 10-K for the Year Ended June 29, 2008**
> **Form 10-Q for the Quarterly Period Ended December 28, 2008**
> **Schedule 14A filed October 16, 2008**
> **File Number: 001-05761**

Dear Mr. Nonnenkamp:

We have reviewed the above referenced filings and have the following comments. Unless otherwise indicated, we believe you should revise future filings in response to our comments. If you disagree, we will consider your explanation as to why a revision is not necessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects and welcome any questions. Feel free to call us at the telephone numbers listed at the end of this letter.

Please file your response to our comments via EDGAR, under the label "corresp," and any associated amended filings within 10 business days from the date of this letter.

Form 10-K for the Year Ended June 29, 2008

Item 1. Business, page 3
Concentration of Business, page 4

1. Please confirm that in future filings you will disclose the name of each party which accounts for 10% or more of your revenues.

Management's Discussion and Analysis, page 12
Overview, page 12

2. We believe your disclosure of the various markets indicated could be enhanced by including an analysis of how your business with each contributes to your overall results. For example, discuss the significant factors impacting each market's gross profit margin and related margin and their proportionate impact on the associated consolidated amounts. Another example would be to discuss the proportionate share of selling and administrative expense devoted to each market, and how such devotion and attention to each market affects your consolidated results. An example of this latter point might be that a certain market or markets may require a disproportionate amount of selling, marketing and/or administrative expense to generate sales associated with that market or markets. Please provide us with a copy of any revised disclosure you intend.

Results of Operations, page 12
Net Sales

3. We note the sales markets disclosed here vary between the Form 10-K and the subsequent Form 10-Qs. For example, in the Form 10-K you state the amount of net sales for government systems, which appears to be a component of the remaining 5.4% of your consolidated net sales as indicated under the "Sales and Marketing" section of the Form 10-K, but do not state the amount associated with medical that comprises 7.1% of net sales according to the referenced section. Yet, in the Form 10-Qs you disclose the amount for medical but not for government systems. Similarly, you disclose the amount for commercial aerospace in the Form 10-K but not in the Form 10-Qs. To provide consistent presentation of net sales from period to period from which to better discern the contributions to and trends in your net sales, please revise to include a table that presents net sales for each market served to account for your total consolidated net sales.

Gross Profit

4. We note that cost of sales is material to your results, but you have not provided an analysis of this expense. Also, it appears that cost of sales contributed to the variance in the gross profit and associated margin to some degree, but there is no discussion of its relative impact. Please expand your disclosure to include an analysis of the

significant factors, quantified as appropriate, affecting the amount of cost of sales and associated impact on gross profit margin between comparable periods. Provide us with your proposed revised disclosure.

5. Please expand your disclosure to describe the factors that cause gross profit margins to vary significantly from contract to contract and why.

Liquidity and Capital Resources, page 15

6. Please revise to cite factors that explain a substantial majority of the variance in cash flows of operating activities between comparable periods and to discuss material changes between all periods. Specifically, operating cash flow increased in 2008 but the factors cited depict a decrease. In addition, the significant variance between 2007 and 2006 is not explained. In providing your analysis, please note that the factors cited should be in terms of cash, quantified as appropriate, accompanied by the reasons and associated underlying drivers contributing to the variance. References to changes in line items in the statements of cash flows and to results of operations prepared on the accrual basis of accounting may not provide a sufficient basis for a reader to analyze the impact in terms of cash. Refer to Section IV.B.1 of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for guidance. Provide us with your proposed revised disclosure.

7. Please explain to us and revise to disclose the reason for the 13.6% increase in the days sales outstanding, its impact on your cash flows, and whether this is the start of a continuing trend. Discuss whether the number of days outstanding increased or decreased in subsequent interim periods, and the reason for the change.

Contractual Obligations, page 16

8. Please confirm that in future filings you will disclose long-term debt and capital lease obligations separately rather than combining them as you have done in your current 10-K.

Critical Accounting Policies, page 16

9. We note your disclosure essentially repeats information reported in the notes to the financial statements. The disclosure here should provide greater insight into the quality, sensitivity and variability regarding the factors that have or may materially affect financial condition and operating performance. Your disclosure should be explicit as to which of the identified factors are most sensitive to change, deviations of estimates and assumptions from actual results, and the circumstances that resulted in revised assumptions in the past or could lead to material changes in the future. For example, it appears that the existence of potentially uncollectible accounts receivable

from Eclipse Aviation Corporation (and related potentially impaired inventory) should have been discussed as part of your disclosure of critical accounting estimates, with specific attention given to the judgments involved in concluding that no impairments existed at June 29, 2008 for amounts associated with a customer that was dependent on receiving additional external financing.

To the extent practicable and material, you should provide quantitative disclosure, with an analysis of how actual results may differ from your estimates under different assumptions and conditions that you have considered. In regard to revenue recognition and cost of sales, discuss the key factors affecting your estimates of the amounts recognized and timing of recognition of material, labor and overhead costs on long-term contracts. In regard to inventories, discuss how the various factors cited may and have impacted the amount of inventory recorded. Refer to Section V of "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations" available on our website at http://www.sec.gov/rules/interp/33-8350.htm for further guidance. Please revise your disclosure as indicated, and provide us with a copy of your intended disclosure.

Item 9A. Controls and Procedures, page 18

10. Your disclosure here and in the subsequent Form 10-Qs specifically refers to only a portion of the disclosure controls and procedures as defined in Exchange Act rules 13a-15(e) and 15d-15(e). That is, you did not also indicate the portion of the disclosure controls and procedures that are designed to ensure that information required to be disclosed in reports filed or submitted under the Act is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure. Although there is no requirement to disclose the full definition, specific reference to only a portion of the definition gives the appearance of limiting management's conclusion solely to the portion referred to. Please represent to us and in future filings management's conclusion in regard to the company's disclosure controls and procedures as fully defined in Exchange Act rules 13a-15(e) and 15d-15(e).

Notes to Consolidated Financial Statements, page 32
Note 1. Summary of Significant Accounting Policies, page 32
Revenue Recognition and Cost of Sales, page 32

11. In regard to your accounting for contracts using the percentage of completion method, please explain to us, with a view toward disclosing (1) why this method is appropriate in your circumstances, (2) the method of measuring the extent of progress toward completion pursuant to paragraph 45 of SOP 81-1, and why the measure is appropriate in your circumstances and (3) the basis upon which revenue, cost of revenue and profit are recognized, specifically whether Alternative A or B specified in paragraphs 80 and 81 of SOP 81-1 is used. Additionally, clarify for us and in your disclosure the statement "The percentage-of-completion method gives effect to the

most recent contract value and estimates of cost at completion." Also, specifically state those costs considered to be contract costs. In connection with this, disclose your policy in regard to selling and administrative costs, that is, expensed as incurred, and if included in contract costs, the basis for inclusion as such.

12. Tell us and disclose if you apply the completed contract method to any contracts, and if so, why this method is appropriate in your circumstances. If so, tell us and disclose the specific criteria used to determine when a contract is substantially completed pursuant to paragraph 52 of SOP 81-1.

13. If you apply both the completed contracted method and percentage of completion method, tell us and disclose the nature of the contracts to which each method is applied.

14. In regard to the new significant agreement with the industrial customer entered into in 2007 in which you netted the cost of supplied parts against the invoice price to determine net sales, please explain to us why net accounting pursuant to EITF 99-19 is appropriate. Tell us the significant terms and conditions of this contract and how such differ from those of other contracts in which net accounting is not applied. Tell us the gross sale amount and costs incurred with respect to this agreement in each year presented.

Accounts Receivable, page 33

15. You state that your allowance for uncollectible accounts receivable is based primarily on management's evaluation of the financial condition of the company's customers. Given that collection of receivables from Eclipse Aviation was dependent on them raising additional capital, please explain to us in detail how management evaluates the financial condition of customers and what financial conditions result in a judgment that accounts receivable are or are not collectible.

Inventories, page 33

16. We note your disclosure that costs under contracts are determined by the average cost method based on the estimated average cost of all units expected to be produced under the contract. In this regard, explain to us your consideration of Rule 5-02.6(b) and (d)(i) of Regulation S-X, and provide disclosure indicated therein as appropriate.

Note 2. Sales and Net Sales, page 35

17. Please report revenues from external customers for each product and service or each group of similar products and services, in accordance with paragraph 37 of FAS 131. From information provided on your web site and in regard to financial presentations made as indicated in Form 8-K filings, it appears that "interconnect systems,"

"printed circuit card assemblies," "higher-level assemblies" and "systems integration" may be suitable and meaningful product groups for this disclosure.

Note 3. Accounts and Other Receivables, page 36

18. We note your disclosure that progress payments are recognized as revenue when the completed units are shipped. Please clarify for us how this treatment correlates to the contract accounting applied to the contracts to which such progress payments relate. If such progress payments are representative of deferred revenue, explain to us why such is not presented separately as a liability in the balance sheet.

19. Please explain to us and disclose whether receivables include amounts unbilled. If so, explain to us and disclose the basis for recording such, and disclose the unbilled amount and the basis for billing such amounts pursuant to Rule 5-02.3(c)(2) of Regulation S-X. In connection with this, tell us if you have recorded any amounts billed in excess of revenue recognized, and if so, where such is reported in the balance sheet. If receivables include amounts associated with retainages, disclose the amount of such pursuant to Rule 5-02.3(c)(1) of Regulation S-X. Also, explain to us your consideration of Rule 5-02.3(c)(4) of Regulation S-X in regard to unbilled amount and retainages.

20. It appears from disclosures in your filing that amounts associated with U.S. government contracts are material to you. To the extent material, separately disclose the amount of receivables associated with such contracts pursuant to paragraph 3.68 of the Audit and Accounting Guide, "Federal Government Contractors," along with any related unbilled amounts and associated progress payments netted against.

Note 4. Inventories, page 37

21. As appropriate, please disclose the amount of progress payments netted against inventories pursuant to paragraph 6.21 of the Audit and Accounting Guide, "Construction Contractors."

Form 10-Q for the Quarterly Period Ended December 28, 2008

Management's Discussion and Analysis, page 15
General, page 15

22. Please disclose the market you serve that is impacted by the Eclipse circumstances.

Results of Operations, page 16
Gross Profit, page 17

23. It appears that the gross profit percentage for the current period exclusive of the write down associated with Eclipse increased, but there is no explanation of such. Please discuss the reason for the increase.

Schedule 14A filed October 16, 2008

Compensation Determination Process, page 6

24. It appears that the performance level targets for your annual and long-term incentive compensation plans are critical to an understanding of your executive compensation policy. We note, however, your claim that disclosure of these targets is not required because it would result in competitive harm. Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that in the future you will provide us with a detailed explanation for such conclusion. Your current disclosure is not sufficient in this regard. You should further discuss, in the future, how difficult it would be for the named executive officers or how likely it will be for you to achieve the undisclosed target levels or other factors. General statements regarding the level of difficulty, or ease, associated with achieving performance goals either as a corporation or for each executive are not sufficient.

25. We note the use of the Hay Group General Industry Market, which it appears you use for benchmarking. Please confirm that in future filings you will disclose the names of companies which make up this group.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosures in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Matthew Spitzer at 202-551-3227 with any questions in regard to the Schedule 14A. You may contact Doug Jones at 202-551-3309 or me at 202-551-3380 with any other questions.

Sincerely,

Lyn Shenk
Branch Chief